PRESS RELEASE
Press Release No. 6-13

METALLICA RESOURCES ANNOUNCES FIRST QUATER RESULTS

May 11, 2006, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) (the "Company") is pleased to report its first quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results will be available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

Selected Financial Data (unaudited):
	Three Months	Three Months
	Ended March	Ended March
	31, 2006	31, 2005

Net loss	$(367,005)	$(726,896)
Basic and diluted loss per share	$(0.00)	$(0.01)

Cash flows provided from (used in) operating activities	$(301,061)	$184,231
Cash flows used in investing activities	(4,022,461)	(1,542,500)
Cash flows provided from (used in) financing activities	494,308	6,857
Foreign exchange loss on foreign cash held	(53,645)	(362,211)
Decrease in cash and cash equivalents	$(3,882,859)	$(1,713,623)

	March 31,	December 31,
	2006	2005
Current assets:
Cash and cash equivalents	$38,786,971	$42,669,830
Value-added tax and other current assets	1,308,156	969,947
Total current assets	40,095,127	43,639,777
Mineral properties, plant and equipment	61,010,800	56,033,836
Other assets	246,222	246,271
Total assets	$101,352,149	$99,919,884

Current liabilities:
Accounts payable and accrued liabilities	$2,415,420	$1,323,571

Restricted stock units	159,409	59,435
Asset retirement obligation	362,510	343,164
Total liabilities	2,937,339	1,726,170

Shareholders’ equity:
Share capital	108,903,554	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	5,883,108	5,889,285
Stock options	1,279,815	1,431,014
Deficit	(19,136,221)	(18,769,216)
Total shareholders’ equity	98,414,810	98,193,174
Total liabilities and shareholders’ equity	$101,352,149	$99,919,884

Mine construction activities at the Cerro San Pedro project were the focus of the first quarter. Significant progress was made towards construction of the mine haul road and pit access roads, and the leach pad and solution ponds. Delivery and grading of the clay underliner for the leach pad and solution ponds are also underway. The synthetic liner for the pad and ponds has been delivered to the site and is being prepared for installation. Work on the process plant facilities, laboratory, haul road tunnel and electric power line is expected to begin in the second quarter. The project currently has over two hundred personnel on site. The initial mine capital cost is expected to be $29.1 million, with total capital costs estimated at $34.3 million over the life of the mine.

The Company reported a loss of $0.37 million ($0.00 per share) for the three months ended March 31, 2006 as compared to a loss of $0.73 million ($0.01 per share) for the three months ended March 31, 2005. The decrease in net loss of $0.36 million principally results from unrealized losses on the Company’s Canadian dollar cash balances due to a lesser weakening of the Canadian dollar relative to the U.S. dollar during the current period as compared to the preceding period.

The Company’s cash and cash equivalents decreased by $3.88 million for the three months ended March 31, 2006 as compared to a decrease in cash and cash equivalents for the three months ended March 31, 2005 of $1.71 million. The $2.17 million increase in spending in the current period reflects the commencement of construction of the Cerro San Pedro project in February 2006.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 83.6 million shares outstanding and $38.8 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of the Company, and resources and reserves at the Company’s mineral projects, are assumptions regarding projected revenue and expense, gold, silver and copper prices, and mining costs. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining operations, and could differ materially from what is currently expected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.